Exhibit 99

October 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005s

USA

Dear Sir/ Madam,

Sub: Quantum of Offer for Sale of equity shares of HDB Financial Services Limited (“HDBFS”) by HDFC Bank Limited (“Bank”), in its proposed Initial Public Offering (“IPO”)

We wish to inform you that the Board of Directors of the Bank at its meeting held on October 19, 2024, inter alia, considered and approved the Offer for Sale (“OFS”) of such number of equity shares of face value of ₹ 10/- each of HDBFS aggregating up to ₹ 10,000 crore (Rupees Ten thousand crore only) held by the Bank (subject to any revisions to such amount as may be permissible under applicable law), in the proposed IPO, subject to applicable law, market conditions, receipt of necessary approvals/ regulatory clearances and other considerations.

Accordingly, the IPO will be for such number of equity shares of face value of ₹ 10/- each of HDBFS aggregating up to ₹ 12,500 crore (Rupees Twelve thousand Five hundred crore only) comprising of a fresh issue of such number of equity shares of face value of ₹ 10/- each of HDBFS aggregating up to ₹ 2,500 crore (Rupees Two thousand Five hundred crore only) and an OFS of such number of equity shares of face value of ₹ 10/- each of HDBFS aggregating up to ₹ 10,000 crore (Rupees Ten thousand crore only).

The price and other details of the proposed IPO will be determined in due course by the competent body. Please note that post the proposed IPO, HDBFS would continue to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations.

We request you to kindly note the above and arrange to make the necessary announcement.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

Encl.: a/a.